[TRIPATH LETTERHEAD]

June 13, 2005

Via Facsimile and U.S. Mail

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	David Burton, Staff Accountant
Mail Stop 6010

Re:	Tripath Technology Inc.
Item 4.02 Form 8-K
Filed May 11, 2005
File No. 0-31081

Ladies and Gentlemen:

Tripath Technology Inc. (“Tripath” or the “Registrant”) has filed with the Securities and Exchange Commission via EDGAR a Form 8-K/A report (the “Form 8-K/A”) updating and amending the above-referenced Current Report on Form 8-K in response to comments of the Staff of the Commission dated June 6, 2005 (the “Comment Letter”).

Set forth below are the Staff’s comments contained in the Comment Letter. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 8-K dated May 5, 2005

Item 4-02(a). Non-Reliance on Previously Issued Financial Statements

1.	Although your audit committee concluded that you should restate certain financial information that was previously reported in your quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and December 31, 2004 as well as for the quarter and transitional period ended September 30, 2004, there is no indication that they concluded that these financial statements should no longer be relied upon because of an error in such financial statements. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon.

Securities and Exchange Commission

June 13, 2005

The Form 8-K/A reflects the addition of the information required by Item 4.02(a) of Form 8-K as requested by the Staff.

2.	We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

We supplementally advise the Staff that the Registrant currently anticipates filing restated financial statements in amended quarterly and transition reports for the applicable periods prior to seeking effectiveness of the Registrant’s currently pending Registration Statement on Form S-1 (File No. 333-123551).

3.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal year ended September 30, 2004 and Form 10-Q for the periods ended March 31, June 30 and December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end September 30, 2004.

We supplementally advise the Staff that, in light of the circumstances forming the basis of the restatements, the Registrant’s certifying officers reconsidered the effect on the adequacy of the Registrant’s disclosure controls and procedures as of the end of the periods covered by each of the Registrant’s Form 10-K/T for the transition period ended September 30, 2004 and the Forms 10-Q for the periods ended March 31, June 30 and December 31, 2004. The Registrant’s Audit Committee approved certain changes to the Registrant’s disclosure controls and procedures regarding the review of sales orders. Before sales from distributors are recognized, the Registrant has implemented two additional requirements not previously utilized. First, that the Registrant’s sales personnel, including those managing the Registrant’s distributor relationships, certify in writing to the Registrant’s finance department that all arrangements relating to sales transactions are contained in the operative sales agreement or related purchase order provided to the Registrant’s finance department. Second, the form of point-of-sale reports from the Registrant’s distributors, which are used as part of the Registrant’s revenue recognition policies and indicate shipment by the distributor of the Registrant’s products, now include attestation by representatives of the distributor that there are no arrangements related to

Securities and Exchange Commission

June 13, 2005

rights of return, pricing, discounting, or other marketing concessions that are not contained in the operative sales agreement or related purchase order for the sale transaction and that there is a corresponding valid purchase order from the end customer for the sale of the product that is the subject of the point-of-sale report.

These changes were first disclosed at Part II, Item 9A of the Registrant’s Transition Report on Form 10-K/T for the transition period ended September 30, 2004, filed with the Commission on February 3, 2005. The Registrant would expect to make similar disclosure in its amended filings of its Quarterly Reports on Forms 10-Q for the periods ended March 31 and June 30, 2004.

The Registrant is also willing to include a statement in each of these amended filings substantially to the effect that although the Registrant’s disclosure controls and procedures and its internal controls over financial reporting will not prevent all errors, in light of the restatements, the Registrant’s disclosure controls and procedures as of the end of each of the periods covered by the Registrant’s Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and December 31, 2004, and the Registrant’s Transition Report on Form 10K/T for the transition period ended September 30, 2004 appear to have been inadequate.

As requested by the Staff, the Registrant further acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 13, 2005

If you require additional copies of the Form 8-K/A or have any questions regarding the foregoing or the Form 8-K/A, please contact David J. Segre or Bret DiMarco, of Wilson Sonsini Goodrich & Rosati, our outside legal counsel, at (650) 493-9300.

Sincerely,

/s/ Jeffrey L. Garon
Jeffrey L. Garon
Vice President, Finance and
Chief Financial Officer

cc:	David J. Segre, WSGR
Bret DiMarco, WSGR